AF OCEAN INVESTMENT MANAGEMENT COMPANY

501 Madison Ave, 14th Floor New York, NY 10022 212-729-4951	6371 Business Blvd., Suite 200 Sarasota, FL 34240 941-907-8181

September 12, 2012

Via EDGAR

Ms. Linda Cvrkel, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

AF Ocean Investment Management Company

Form 10-K for the year ended December 31, 2011

Filed March 30, 2012

Form 10-Q for the Quarter Ended June 30, 2012

Filed August 14, 2012

File No. 00-54354

Dear Ms. Cvrkel:

Below are AF Ocean Investment Management Company’s (“the Company’s”) responses to the SEC’s Comment Letter dated August 27, 2012.

Form 10-K for the Year Ended December 31, 2011

Notes to the Financial Statements

Note 9.  Discontinued Operations and Change in Direction, page 38

1.

We note from your disclosure in Note 9 that for the year ended December 31, 2011 you recognized a $17,439 gain on discontinued operations. In light of the fact that it does not appear the net assets of the discontinued operations were sold and distributed until the first quarter of fiscal 2012, and it appears they were sold for a price equal to their net book value, please tell us why you believe it was appropriate to recognize a gain on the sale during the year ended December 31, 2011. As part of your response, please explain to us how you calculated or determined the amount of the gain recognized during 2011.

RESPONSE:

The decision to dispose of the business occurred in September 2011 and the sale of the assets was negotiated and agreed to by September 30, 2011.  Proceeds from the sale of the discontinued operation assets and liabilities were determined to be$40,000.  This was included in the income from discontinued operations at September 30, 2011.  The net assets from discontinued operations on the balance sheet at September 30, 2011 were $7,032, which did not include a $15,000 receivable from the sale.  Removing $22,032 in net assets for $40,000 in proceeds resulted in a $17,968 gain at September 30, 2011.

The parties agreed to let the discontinued operations use the existing bank account for a while and work off the $15,000 due on the sale.  By December 31, 2011, as reporting in the Form 10-K, the net assets of the discontinued operation were $22,561 and the Company had collected all the $40,000 in proceeds.  This left a recognized gain of $17,439 at December 31, 2011.  This gain had already been recognized in the records.  When the assets and liabilities were removed the retained earnings were adjusted for the difference.

Cvrkel SEC 08/27/2012

September 12, 2012

Form 10-Q for the Quarter ended June 30, 2012

Note 8.  Subsequent Events, page 10

2.

We note that on July 6, 2012 you completed the acquisition of Endeavour for $200,000 plus $100,000 promissory note convertible into 150,000 shares of common stock.  Please tell us how you accounted for this acquisition including the allocation of the purchase price and how you determined the fair value of each asset and liability recorded.  As part of your response, please also tell us the amount and useful life assigned to any intangible assets recorded in this acquisition.

RESPONSE:

We intend to file an amended report on Form 8-K, which will contain the information required for the acquisition of assets.  We have been in touch with the former accountant and auditor of Endeavour (Shanghai) and they are working to get us the requested information.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison

Secretary, Treasurer, Director

diane@afocean.com